THE FOLLOWING IS AN ENGLISH TRANSLATION PREPARED FOR THE CONVENIENCE OF THE SHAREHOLDERS AND INVESTORS.  THE OFFICIAL TEXT IN JAPANESE OF THE NOTIFICATION HAS BEEN PREPARED AND POSTED ON THE COMPANY’S WEBSITE.  SHOULD THERE BE ANY INCONSISTENCY BETWEEN THE TRANSLATION AND THE OFFICIAL TEXT IN TERMS OF THE CONTENTS OF THE NOTIFICATION, THE OFFICIAL TEXT SHALL PREVAIL.  THE COMPANY ACCEPTS NO LIABILITY FOR ANY MISUNDERSTANDING CAUSED BY THE TRANSLATION FOR ANY REASON WHATSOEVER.

June 8, 2017

Dear Our Shareholders,

Yukio Uchida Representative Director, President JXTG Holdings, Inc. 1-2, Otemachi 1-Chome, Chiyoda-ku, Tokyo, Japan

Notification Concerning Partial Amendment of the Report for the 7th Fiscal Term

With regard to the Report for the 7th Fiscal Term (“Report”) attached to the Convocation Notice of the 7th Ordinary General Meeting of Shareholders of JXTG Holdings, Inc. which has been sent to the shareholders on June 6, 2017, we hereby make the following amendment.

1. Item of amendment (In page 46 of the Report)
 Business Report
5. Overview of the JXTG group (as of April 1, 2017)
(2) Main Lenders and Loans Payable

2. Contents of amendment (Underlined portion indicates amendment.)

(2) Main Lenders and Loans Payable	(Present)	(Amended)
Lender	Balance of Loans Payable (100 million yen)	Balance of Loans Payable (100 million yen)
Mizuho Bank, Ltd.	3,243	3,243
Sumitomo Mitsui Banking Corporation	2,675	2,679
Japan Bank for International Cooperation	2,452	2,452
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,129	2,129
Japan Oil, Gas and Metals National Corporation	2,046	2,685

END

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